GOLDEN DEVELOPING SOLUTIONS, INC.

900 RR 620 So. #C101-143
Austin, TX 78734

Jeremy Bamford
c/o PGED Corp.
2590 Walnut St, Suite #46
Denver, CO 80205

Via email: jeremy@potguide.com

April 27, 2018

Re: Acquisition Transaction

Dear Jeremy:

We are pleased to submit this Letter of Intent describing the proposed terms and conditions under which Golden Developing Solutions Inc. ("DVLP") will acquire all of the outstanding shares of capital stock (collectively, the "Shares") of PGED Corp., a Delaware corporation ("PGED"), from Jeremy Bamford ("Bamford"), Samantha Chin ("Chin") and the other shareholders of PGED, in a transaction as set forth herein (the "Transaction"). This Letter of Intent replaces and supersedes the Letter of Intent between the parties dated as of December 19, 2017, which shall be of no further force or effect.

Structure:	DVLP will acquire 100% of the Shares of PGED either by direct purchase of the Shares from the holders thereof or a merger of DVLP and PGED as may be agreed to by the parties. The total consideration to be paid by DVLP for the Shares shall be Five Million Six Hundred Thousand Dollars ($5,600,000) (the "Purchase Price") which will be payable in cash or by wire transfer of immediately available funds at the closing of the transactions contemplated by this Letter of Intent (the "Closing"). The parties acknowledge that the actual acquisition of the Shares, whether by direct purchase or merger, may be completed by a wholly owned subsidiary of DVLP. The parties will use their commercially reasonable efforts to cause the Closing to occur on or before July 26, 2018, subject to the terms and conditions herein and in the Definitive Documentation. As an inducement for PGED to enter into the Transaction and in consideration for the Binding Provisions (as defined below) set forth herein, upon execution of this Letter of Intent DVLP shall pay to PGED the sum of $50,000 (the "Fee Amount") which shall be used by PGED to pay legal fees and other costs and expenses incurred by

	PGED in connection with the Transaction and for such other purposes as may be determined by PGED. The Fee Amount shall be non-refundable to DVLP except that PGED will be required to repay the Fee Amount to DVLP in the event of a material breach by PGED of any Binding Provision set forth herein. For the avoidance of doubt, in the event the Closing is consummated the Fee Amount will not be a credit towards or be applied to reduce the Purchase Price to be paid to the shareholders of PGED at the Closing. In addition, the parties acknowledge that a portion of the Purchase Price will be used to establish a sale bonus plan or other similar program to incentivize certain key members of PGED's management team for their services in connection with the Transaction. The structure, aggregate amount and other terms and conditions of such sale bonus plan will be established by PGED and all proceeds paid thereunder will reduce the Purchase Price paid to the shareholders of PGED in connection with the Transaction.
Conditions to Closing:	The Closing shall be conditioned on the following: • Obtaining the approval of the Board of Directors of DVLP, and, if determined to be required, the shareholders of DVLP. • Obtaining the approval of the Board of Directors and the requisite shareholders of PGED. • Completion of customary due diligence by each party with respect to the operations of the other party and their respective subsidiaries. • There being no material adverse changes to the business of any of the parties prior to the Closing. • Agreement by the parties on definitive documentation related to the Transaction (the "Definitive Documentation").
Definitive Legal Documentation:	The Definitive Documentation will contain customary representations and warranties for a transaction of this type and customary covenants and deliverables. The Definitive Documentation will also contain customary indemnification provisions regarding breaches of representations and warranties, and a prohibition against the award of incidental, consequential, or punitive damages, including lost profits, which limitation and prohibition will be applicable in all circumstances except fraud or knowing misconduct. Upon execution of the Definitive Documentation, this Letter of Intent shall cease to be of any force or effect.
Employment	At the Closing, DVLP will enter into employment agreements with the following persons, which shall have the following material

Agreements:	terms: • Jeremy Bamford: Bamford will be the Chief Technology Officer of DVLP, with a salary of $150,000 per year and with a customary bonus structure. Bamford's employment agreement shall have a two-year term ("Bamford's Ongoing Services"), with severance to be paid by DVLP for the remaining two-year term if Bamford's employment is terminated without "Cause" by DVLP or with "Good Reason" by Bamford (each of which terms will have the customary definitions and shall be set forth in the definitive employment agreement). Bamford's employment agreement shall also contain customary non-compete provisions as agreed to by the parties. Upon commencement of the employment term, Bamford will be issued 20 million shares of stock of DVLP (or an equivalent number of options to acquire stock of DVLP if requested by Bamford) in connection with Bamford's Ongoing Services to DVLP. • Samantha Chin: Chin will be the Chief Marketing Officer of DVLP, with a salary of $150,000 per year and with a customary bonus structure. Chin's employment agreement shall have a two-year term ("Chin's Ongoing Services"), with severance to be paid by DVLP for the remaining two-year term if Chin's employment is terminated without "Cause" by DVLP or with "Good Reason" by Chin. Chin's employment agreement shall also contain customary non-compete provisions as agreed to by the parties. Upon commencement of the employment term, Chin will be issued 10 million shares of stock of DVLP (or an equivalent number of options to acquire stock of DVLP if requested by Chin) in connection with Chin's Ongoing Services to DVLP. • Stavros Triant: Mr. Triant will be the Chief Executive Officer of DVLP, with a salary of $150,000 per year and with a customary bonus structure.
Board of Directors:	At the Closing, DVLP shall take such actions to have a Board of Directors comprised of the following persons, and with respect to Bamford and Chin, for as long as they are employed by DVLP: • Stavros Triant • Jeremy Bamford • Samantha Chin • Nick Kazerouni • John Sosville
Due Diligence Investigations:	Commencing immediately upon execution of this Letter of Intent, each party shall conduct detailed business and legal due diligence on the other, and each party and shall cooperate fully with the other party in its efforts to do the same. The parties will enter into

	customary confidentiality agreements as required in connection therewith.
Pre-closing covenants:	The parties each covenant until the termination of this Letter of Intent to (i) engage in good faith negotiations during the Exclusivity Period in connection with the preparation of the Definitive Documentation and (ii) cooperate and use their commercially reasonable efforts to satisfy each of the conditions and to effect the closing of the Transaction.
Costs and Expenses:	Except as expressly provided in this Letter of Intent or as otherwise set forth in the Definitive Documentation, each party shall bear its own fees and expenses in connection with the Transaction, due diligence, and all other activities contemplated herein.
Exclusivity and No-Shop:	From and after the date of the execution of this Letter of Intent until the first to occur of (i) the execution of the Definitive Documentation and (ii) July 26, 2018 (the "Exclusivity Period"), neither PGED nor any of the shareholders of PGED party hereto shall enter into any transaction resulting in the acquisition of PGED or any of its equity interests, or any merger, combination, divestiture, or sale of all or substantially all of its assets, nor shall PGED nor any of the shareholders of PGED party hereto enter into any other transaction that would preclude the consummation of the Transaction, nor shall PGED nor any of the shareholders of PGED party hereto enter into any discussions or negotiations with third parties concerning any of the foregoing.
Confidentiality:	Each of the parties to this Letter of Intent agrees to maintain the confidentiality of the terms of this Letter of Intent and the Transaction, and not to use any information it may learn about the other parties for any purpose other than to consummate the Transaction. Further, no disclosure of any information concerning this Letter of Intent, the Transaction or any confidential information delivered by any party to another pursuant to this Letter of Intent or the Transaction shall be disclosed to any other person other than to such legal, accounting and financial advisors of the parties who have a need to know such information solely for purposes of assisting the parties regarding the proposed Transaction and agree to maintain the confidentiality of such information or as may otherwise be required by law. The obligations of the parties (and of such other persons to whom confidential information is delivered) pursuant to this paragraph shall continue indefinitely, except as otherwise required by applicable law, governmental regulation, stock exchange rule or court order.
Termination:	This Letter of Intent may be terminated at any time by the agreement of the parties. If this Letter of Intent is not terminated sooner or extended by mutual agreement, this Letter of Intent will terminate automatically upon the earlier to occur (x) July 26, 2018 or (y) the execution of the Definitive Documentation.

Governing Law:	This Letter of Intent and the Definitive Documentation will be governed by, and construed and enforced in accordance with, the internal laws of the State of Delaware without reference to any jurisdiction's principles of conflicts of laws to the contrary. Any action brought to enforce the terms of this Letter of Intent or any of the Definitive Agreements shall be brought in a Federal court located in Denver, Colorado, and the parties hereby waive any objection any of them might have to the laying of venue therein (including, without limitation, any objection that such venue is an inconvenient forum) or to the lack of personal jurisdiction thereof. Each party shall bear its own attorneys' fees and expert witness fees in connection with any dispute hereunder.

This Letter of Intent is intended solely as a statement of the parties' current intentions, is not binding upon the parties, and will not give rise to any legal obligations on the part of any person, except that the provisions of this Letter of Intent entitled "Confidentiality," "Pre-Closing Covenants," "Exclusivity and No-Shop" and "Governing Law" are legally binding and enforceable on the parties (such provisions, collectively, the "Binding Provisions").

We look forward to working with you to complete the Transaction successfully and expeditiously. If the foregoing correctly sets forth your understanding, please execute a copy of this letter in the spaces set forth below.

Sincerely,

Golden Developing Solutions, Inc.

By: Stavros Triant
Name: Stavros Triant
Title: Chief Executive Officer

Accepted and Agreed:

PGED Corp.

By: Jeremy Bamford
Name: Jeremy Bamford
Title: Chief Executive Officer

Alex Grach

By: Alex Grach
Name: Alex Grach

Cannacounsel, LLC

By: [signature]

Name: Travis Howard

Title: G

CanopyBoulder 2015 LLC

By: Micah Tapman

Name: Micah Tapman

Title: Mani

Jeremy Bamford

By: Jeremy Bamford

Name: Jeremy Bamford

R. Thomas Relles

By: R Thomas Relles

Name: R. Thomas Relles

Samantha Chin

By: Samantha Chin

Name: Samantha Chin

HELLOSIGN

Audit Trail

TITLE	PotGuide - Letter of Intent - Execution Version
FILE NAME	PGED_DVLP - Lette...on Version)-c.pdf
DOCUMENT ID	69225a9e66cf35487a11bef70dd8d6443fd1cc64
STATUS	• Completed

Document History

SENT	**04/27/2018** 21:28:01 UTC	Sent for signature to Jeremy Bamford (jeremy@potguide.com), Alex Grach (grach.alex@gmail.com), Travis Howard (travis@shiftcannabis.com), Micah Tapman (micah@canopyboulder.com), Jeremy C Bamford (jbam4d@gmail.com), R. Thomas Relles (trelles@sbcglobal.net), Samantha Chin (samantha@potguide.com) and Stavros Triant (striant@outlook.com) from jeremy@potguide.com IP: 162.246.44.12
VIEWED	**04/27/2018** 21:35:23 UTC	Viewed by Jeremy C Bamford (jbam4d@gmail.com) IP: 162.246.44.12
SIGNED	**04/27/2018** 21:35:59 UTC	Signed by Jeremy C Bamford (jbam4d@gmail.com) IP: 162.246.44.12
VIEWED	**04/27/2018** 22:01:58 UTC	Viewed by Samantha Chin (samantha@potguide.com) IP: 162.246.44.12
SIGNED	**04/27/2018** 22:16:38 UTC	Signed by Samantha Chin (samantha@potguide.com) IP: 162.246.44.12

HELLOSIGN

Audit Trail

TITLE	PotGuide - Letter of Intent - Execution Version
FILE NAME	PGED_DVLP - Lette...on Version)-c.pdf
DOCUMENT ID	69225a9e66cf35487a11bef70dd8d6443fd1cc64
STATUS	• Completed

Document History

VIEWED	04/28/2018 15:37:58 UTC	Viewed by Alex Grach (grach.alex@gmail.com) IP: 71.205.161.136
SIGNED	04/28/2018 15:38:16 UTC	Signed by Alex Grach (grach.alex@gmail.com) IP: 71.205.161.136
VIEWED	04/28/2018 17:30:27 UTC	Viewed by Travis Howard (travis@shiftcannabis.com) IP: 174.209.31.70
SIGNED	04/28/2018 17:32:00 UTC	Signed by Travis Howard (travis@shiftcannabis.com) IP: 174.209.31.70
VIEWED	04/28/2018 18:11:55 UTC	Viewed by R. Thomas Relles (trelles@sbcglobal.net) IP: 65.78.135.171
SIGNED	04/28/2018 18:12:28 UTC	Signed by R. Thomas Relles (trelles@sbcglobal.net) IP: 65.78.135.171

HELLOSIGN

Audit Trail

TITLE	PotGuide - Letter of Intent - Execution Version
FILE NAME	PGED_DVLP - Lette...on Version)-c.pdf
DOCUMENT ID	69225a9e66cf35487a11bef70dd8d6443fd1cc64
STATUS	• Completed

Document History

VIEWED	04/29/2018 13:56:23 UTC	Viewed by Micah Tapman (micah@canopyboulder.com) IP: 73.169.31.68
SIGNED	04/29/2018 13:56:51 UTC	Signed by Micah Tapman (micah@canopyboulder.com) IP: 73.169.31.68
VIEWED	04/29/2018 14:30:04 UTC	Viewed by Jeremy Bamford (jeremy@potguide.com) IP: 67.190.24.238
SIGNED	04/29/2018 14:30:47 UTC	Signed by Jeremy Bamford (jeremy@potguide.com) IP: 67.190.24.238
VIEWED	05/01/2018 01:36:58 UTC	Viewed by Stavros Triant (striant@outlook.com) IP: 70.112.141.4
SIGNED	05/01/2018 01:38:20 UTC	Signed by Stavros Triant (striant@outlook.com) IP: 70.112.141.4
COMPLETED	05/01/2018 01:38:20 UTC	The document has been completed.